FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, D.C. 20549 **STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP** Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. 0.5

| 1. Name and Address of Reporting Person[*]
 Kolski, Stephen J.

 (Last)　　(First)　　(Middle)

 9955 AirTran Blvd.

 (Street)

 Orlando, FL 32827

 (City)　　(State)　　(Zip) | 2. Issuer Name and Ticker or Trading Symbol

 AirTran Holdings, Inc. (AAI)

 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) | 4. Statement for (Month/Day/Year)

 January 22, 2003

 5. If Amendment, Date of Original (Month/Year) | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

 ___ Director　　___ 10% Owner
 _X_ Officer (give title below)　　___ Other

 Officer/Other Description　**Senior Vice President - Operations**

 7. Individual or Joint/Group Filing (Check Applicable Line)
 X Form filed by One Reporting Person
 ___ Form filed by More than One Reporting Person |

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	A/D	Price			
Common Stock, $0.001 par value							1,600	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Form 4 (continued)

	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)									
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
ISO (right to buy)	$3.3125				(1) | 3/18/2009	Common Stock, 150,000 shares		150,000	D	
ISO (right to buy)	$4.125				(2) | 7/3/2010	Common Stock, 25,000 shares		25,000	D	
ISO (right to buy)	$9.12				(3) | 7/26/2011	Common Stock, 45,000 shares		45,000	D	
ISO (right to buy)	$3.90				(4) | 7/25/2012	Common Stock, 45,000 shares		45,000	D	
ISO (right to buy)	$4.90	1/22/03	A	40,000	(5) | 1/22/2013	Common Stock, 40,000 shares		40,000	D	

Explanation of Responses :
(1) Currently exercisable.
(2) 1/3 exercisable on each of 7/3/2001, 7/3/2002 and 7/3/2003.
(3) 1/3 exercisable on each of 7/26/2002, 7/26/2003 and 7/26/2004.
(4) 1/3 exercisable on each of 7/25/2003, 7/25/2004 and 7/25/2005.
(5) 1/3 exercisable on each of 1/22/2004, 1/22/2005 and 1/22/2006.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

By: /s/ Richard P. Magurno   1/24/2003
** Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
        See Instruction 6 for procedure.

Attorney-in-fact for
STEPHEN J. KOLSKI

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.